High Roller Technologies, Inc.

400 South 4th Street, Suite 500-#390

Las Vegas, Nevada 89101

(702) 509-524

By Electronic Mail Only

March 22, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549
Attention: Jenna Hough

Re: High Roller Technologies, Inc.
Amendment No.2 to Registration Statement on Form S-1
Submitted February 2, 2024
File No. 333-276176

Dear Ms. Hough:

High Roller Technologies, Inc. (the “Company,” “we,” “us” or “our”) hereby submits this letter in response to comments from staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), contained in its letter dated February 21, 2024 (the “Comment Letter”), relating to Amendment No. 2 to Registration Statement on Form S-1, File No. 333-276176, filed with the Commission on February 2, 2024. We are concurrently submitting via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

For your convenience, the paragraph below includes the caption used in the Comment Letter. Immediately following the comment is our response to that comment, including a page reference to the location of changes made in Amendment No. 3 in response to the Staff’s comment. Defined terms used but not otherwise defined herein have the meanings ascribed to those terms in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1

Dilution, page 41

1.	We have reviewed your response to prior comment 3 noting you updated the calculation of net tangible book value to properly exclude intangible assets previously included in the calculation resulting in a revised value of ($2,045,421). This amount appears to be inconsistent with your previous net tangible book value of $3,797,994 less your intangible assets of $4,868,836 and deferred offering costs of $354,502 as disclosed in your condensed consolidated balance sheet on page F-2. Please clarify or revise. In addition, please provide us with your detailed calculation of net tangible book value at September 30, 2023.

RESPONSE:

Amendment No. 3 includes the audited consolidated financial statements of the Company for the year ended December 31, 2023. Accordingly, the calculation of net tangible book value on page 42 of Amendment No. 3 has been updated based on the audited consolidated balance sheet at December 31, 2023. We confirm that net tangible book value has been calculated to exclude deferred offering costs and all intangible assets. As requested, a detailed calculation of net tangible book value is presented in the attachment to this response letter. Each number shown in the attachment cross-references to a specific amount in the consolidated financial statements, the footnotes, or elsewhere in Amendment No. 3.

United States Securities and Exchange Commission

Division of Corporation Finance

March 22, 2024

We thank the Staff in advance for its review of the foregoing and of Amendment No. 3. If you have further comments, we ask that you forward them by electronic mail to our counsel, Aaron A. Grunfeld Esq., at agrunfeld@grunfeldlaw.com or by telephone at (310) 788-7577.

Very truly yours,

/s/ Ben Clemes
Chief Executive Officer

United States Securities and Exchange Commission

Division of Corporation Finance

March 22, 2024

Attachment to response to comment letter from Commission dated February 21, 2024

As of December 31, 2023:

Total assets		$11,785,307
Total liabilities		9,480,819
Net stockholders’ equity (deficit)		2,304,488

Calculation of net tangible book value per share before IPO:

Add -
Accrued IPO costs		208,222

Less -
Deferred IPO costs		(579,425)
Intangible assets, net		(5,117,116)

Adjusted net stockholders’ equity (deficit)		$(3,183,831)

Shares of common stock issued and outstanding at December 31, 2023		6,967,278
Sale of shares of common stock in proposed IPO		1,500,000
Shares of common stock issued and outstanding at December 31, 2023 (pro forma)		8,467,278

Deficit in net tangible book value per share before IPO		$(0.46)

Proposed IPO:

Initial public offering price per share		$9.00
Sale of shares of common stock in IPO	x	1,500,000
Gross proceeds		$13,500,000

Less:
Underwriters’ fees (7%)		(945,000)
Underwriters’ non-accountable expense allowance (1.0%)		(135,000)
Other estimated IPO costs		(925,000)

Estimated net proceeds from proposed IPO		$11,495,000

Calculation of net tangible book value per share after IPO:

Adjusted net stockholders’ equity (deficit) before IPO		$(3,183,831)
Estimated net proceeds from proposed IPO		11,495,000
Adjusted net stockholders’ equity (deficit) after IPO		$8,311,169

Shares of common stock issued and outstanding after proposed IPO (excluding overallotment)		8,467,278

Net tangible book value per share after IPO		$0.98

Change in net tangible book value per share:

Deficit in net tangible book value per share before IPO		$(0.46)
Net tangible book value per share after IPO		0.98

Increase in net tangible book value per share to existing stockholders attributable to the IPO		$1.44

Dilution in net tangible book value per share to new investors:

Initial public offering price per share		$9.00
Net tangible book value per share after IPO		0.98

Dilution in net tangible value per share to new investors		$8.02